 ALAMOS GOLD INC.

SECOND QUARTER 2022 REPORT
June 30, 2022
(Prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and stated in millions of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q2 2022 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	June 30, 2022	December 31, 2021
A S S E T S
Current Assets
Cash and cash equivalents	$121.5	$172.5
Equity securities	22.5	23.9
Amounts receivable (note 3)	24.2	31.1
Income taxes receivable	9.3	8.7
Inventory (note 4)	217.3	199.0
Other current assets (note 5)	21.5	24.2
Total Current Assets	416.3	459.4

Non-Current Assets
Long-term inventory (note 4)	7.3	10.6
Mineral property, plant and equipment (note 6)	3,097.5	3,108.5
Other non-current assets (note 7)	64.7	43.0
Total Assets	$3,585.8	$3,621.5

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 8)	$156.0	$157.4
Total Current Liabilities	156.0	157.4

Non-Current Liabilities
Deferred income taxes	623.6	623.2
Decommissioning liabilities	103.6	102.8
Other non-current liabilities	2.5	2.5
Total Liabilities	885.7	885.9

E Q U I T Y
Share capital (note 9)	$3,689.3	$3,692.9
Contributed surplus	90.1	89.5
Accumulated other comprehensive (loss) income	(11.2)	1.9
Deficit	(1,068.1)	(1,048.7)
Total Equity	2,700.1	2,735.6
Total Liabilities and Equity	$3,585.8	$3,621.5
Commitments (note 15)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
OPERATING REVENUES	$191.2	$195.1	$375.7	$422.5

COST OF SALES
Mining and processing	89.2	82.1	184.6	174.8
Inventory net realizable value adjustment (note 4)	22.3	—	22.3	—
Royalties (note 15)	2.2	3.0	4.5	6.1
Amortization	38.2	41.8	76.0	85.3
	151.9	126.9	287.4	266.2
EXPENSES
Exploration	7.0	3.8	11.1	6.7
Corporate and administrative	6.2	6.3	12.3	12.4
Share-based compensation	0.4	2.3	6.7	5.1
Impairment charge (note 10)	—	224.3	38.2	224.3
	165.5	363.6	355.7	514.7
EARNINGS (LOSS) FROM OPERATIONS	25.7	(168.5)	20.0	(92.2)

OTHER EXPENSES
Finance expense	(1.3)	(1.0)	(2.5)	(2.0)
Foreign exchange gain	0.4	0.5	0.4	0.3
Other gain (loss) (note 11)	5.4	(3.7)	(2.0)	(3.7)
EARNINGS (LOSS) BEFORE INCOME TAXES	$30.2	($172.7)	$15.9	($97.6)

INCOME TAXES
Current income tax expense	(0.3)	(2.7)	(1.0)	(8.6)
Deferred income tax (expense) recovery	(23.5)	2.9	(17.0)	(15.1)
NET EARNINGS (LOSS)	$6.4	($172.5)	($2.1)	($121.3)

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	4.3	(0.6)	(1.1)	(1.7)
Net change in fair value of fuel hedging instruments, net of taxes	0.1	0.2	1.0	0.4
Items that will not be reclassified to net earnings:
Unrealized loss on equity securities, net of taxes	(10.5)	(0.7)	(13.0)	(0.5)
Total other comprehensive loss	($6.1)	($1.1)	($13.1)	($1.8)
COMPREHENSIVE INCOME (LOSS)	$0.3	($173.6)	($15.2)	($123.1)

EARNINGS (LOSS) PER SHARE (note 9(d))
– basic	$0.02	($0.44)	($0.01)	($0.31)
– diluted	$0.02	($0.44)	($0.01)	($0.31)
Weighted average number of common shares outstanding (000's)
– basic	391,761	392,759	391,837	392,762
– diluted	394,540	392,759	391,837	392,762
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For six months ended
	June 30,	June 30,
	2022	2021
SHARE CAPITAL (note 9)
Balance, beginning of the year	$3,692.9	$3,702.9
Repurchase and cancellation of common shares	(10.4)	(1.9)
Issuance of shares related to share-based compensation	0.7	0.2
Issuance of shares related to dividend reinvestment and share purchase plan	1.9	2.4
Transfer from contributed surplus of share-based compensation redeemed	0.3	0.1
Issuance of shares through flow-through share agreements	3.9	—
Balance, end of period	$3,689.3	$3,703.7

CONTRIBUTED SURPLUS
Balance, beginning of the year	$89.5	$88.5
Share-based compensation	2.9	3.4
Transfer to share capital of share-based compensation redeemed	(0.3)	(0.1)
Distribution of share-based compensation	(2.0)	(2.3)
Balance, end of period	$90.1	$89.5

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Balance, beginning of the year on currency hedging instruments	$4.0	$5.7
Net change in fair value of currency hedging instruments, net of taxes	(1.1)	(1.7)
	$2.9	$4.0

Balance, beginning of the year on fuel hedging instruments	0.4	0.1
Net change in fair value of fuel hedging instruments, net of taxes	1.0	0.4
	$1.4	$0.5

Balance, beginning of the year on equity securities	($2.5)	$12.4
Realized gain on sale of equity securities, reclassified to deficit, net of tax	—	(12.0)
Unrealized loss on equity securities, net of taxes	(13.0)	(0.5)
	($15.5)	($0.1)
Balance, end of period	($11.2)	$4.4

DEFICIT
Balance, beginning of the year	($1,048.7)	($958.1)
Dividends (note 9(e))	(19.5)	(19.6)
Repurchase and cancellation of common shares	2.2	0.4
Reclassification of realized gain on sale of equity securities, net of tax	—	12.0
Net loss	(2.1)	(121.3)
Balance, end of period	($1,068.1)	($1,086.6)

TOTAL EQUITY	$2,700.1	$2,711.0
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$6.4	($172.5)	($2.1)	($121.3)
Adjustments for items not involving cash:
Amortization	38.2	41.8	76.0	85.3
Impairment charge (note 10)	—	224.3	38.2	224.3
Inventory net realizable value adjustment (note 4)	22.3	—	22.3	—
Foreign exchange gain	(0.4)	(0.5)	(0.4)	(0.3)
Current income tax expense	0.3	2.7	1.0	8.6
Deferred income tax expense (recovery)	23.5	(2.9)	17.0	15.1
Share-based compensation	0.4	2.3	6.7	5.1
Finance expense	1.3	1.0	2.5	2.0
Other items (note 12)	(6.7)	1.0	(5.0)	(2.0)
Changes in working capital and taxes paid (note 12)	(9.6)	(10.5)	(34.0)	(30.8)
	75.7	86.7	122.2	186.0
INVESTING ACTIVITIES
Mineral property, plant and equipment	(69.0)	(83.5)	(156.3)	(156.1)
Capital advances	—	(3.4)	—	(20.2)
Proceeds from sale of Esperanza Project	5.0	—	5.0	—
Proceeds from disposition of equity securities	—	5.1	—	25.8
Investment in equity securities	(2.7)	(1.2)	(2.7)	(4.3)
	(66.7)	(83.0)	(154.0)	(154.8)
FINANCING ACTIVITIES

Dividends paid	(8.9)	(8.6)	(17.6)	(17.2)
Repurchase and cancellation of common shares	(8.2)	—	(8.2)	(1.5)
Proceeds from issuance of flow-through shares	5.8	—	5.8	—
Proceeds from the exercise of options	—	0.2	0.7	0.2
Repayment of equipment financing obligations	—	(0.1)	—	(0.1)
	(11.3)	(8.5)	(19.3)	(18.6)
Effect of exchange rates on cash and cash equivalents	(0.4)	0.5	0.1	0.8
Net (decrease) increase in cash and cash equivalents	(2.7)	(4.3)	(51.0)	13.4
Cash and cash equivalents - beginning of period	124.2	238.2	172.5	220.5
CASH AND CASH EQUIVALENTS - END OF PERIOD	$121.5	$233.9	$121.5	$233.9
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2022 and 2021
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson and Island Gold mines in Canada, as well as the Mulatos mine in Mexico. In addition, the Company owns the Lynn Lake gold project in Manitoba, and the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2021.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2022:
On May 14, 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16). The amendments provide guidance on the accounting for sale proceeds and the related production costs for items a company produces and sells in the process of making an item of property, plant and equipment (PPE) available for its intended use. Specifically, proceeds from selling items before the related item of PPE is available for use should be recognized in net earnings (loss), together with the costs of producing those items. The Company will apply the amendments to pre-commercial production at the La Yaqui Grande Gold Project, which is has started generating revenue in the second quarter of 2022.
Critical accounting judgements
During the second quarter of 2022, the La Yaqui Gold Project completed construction and commercial production was declared. The Company defines commercial production, as when a mine is in the condition necessary for it to be capable of operating in the manner intended by management. This determination is a matter of significant judgement which impacts when the Company recognizes depreciation and depletion. In making this determination, management considers specific facts and circumstances. These facts include, but are not limited to, whether the major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management has been completed, completion of a reasonable period of commissioning and consistent results being achieved at pre-determined levels of design capacity for a reasonable period of time.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 26, 2022.

6	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT

3.	AMOUNTS RECEIVABLE

	June 30, 2022	December 31, 2021
Sales tax receivables
Canada	$5.7	$6.5
Mexico	12.2	18.7
Other	1.5	1.9
Other receivables	4.8	4.0
	$24.2	$31.1

4.	INVENTORY

	June 30, 2022	December 31, 2021
In-process precious metals	$136.8	$116.2
Ore in stockpiles	22.1	25.4
Parts and supplies	57.4	61.0
Dore, and refined precious metals	8.3	7.0
	224.6	209.6
Less: Long-term inventory	(7.3)	(10.6)
	$217.3	$199.0
Long term inventory consists of long-term stockpiles which are expected to be recovered after one year.
The amount of inventories recognized in mining and processing costs for the three and six months ended June 30, 2022 was $90.1 million and $187.2 million (three and six months ended June 30, 2021 - $84.1 million and $179.7 million). The amount of inventories recognized in amortization costs for the three and six months ended June 30, 2022 was $38.2 million and $76.0 million (three and six months ended June 30, 2021 - $41.8 million and $85.3 million).

The Company assesses the net realizable value of inventory at each reporting period. For the three months ended June 30, 2022, given a decrease in the gold price at period end and higher costs at the Mulatos operation, the Company recorded a $22.3 million ($14.7 million after tax) reduction in the carrying value of the heap leach inventory at Mulatos, of which $18.0 million related to mining and processing costs and $4.3 million related to amortization.

5.	OTHER CURRENT ASSETS

	June 30, 2022	December 31, 2021
Prepaid assets	$7.1	$10.9
Advances on capital projects (i)	9.8	9.8
Derivative assets (note 14)	4.6	3.5
	$21.5	$24.2
(i) Advances on capital projects
Includes advance payments made to contractors and suppliers with respect to the Company's development projects. The related work to be performed is expected to be completed within one year.

7	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT

6.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2020	$1,530.0	$2,483.4	$157.7	$295.5	$4,466.6
Additions	105.3	113.7	116.5	23.8	359.3
Repurchase of Island Gold royalty	—	15.7	—	—	15.7
Revisions to decommissioning liabilities	—	18.4	11.4	—	29.8
Disposals	(6.0)	—	—	—	(6.0)
At December 31, 2021	$1,629.3	$2,631.2	$285.6	$319.3	$4,865.4
Additions	3.6	68.6	76.6	13.2	162.0
Transfer of La Yaqui Grande assets[1]	—	166.0	(166.0)	—	—
Disposals	(1.7)	—	—	—	(1.7)
Sale of Esperanza Project (note 10)	(0.4)	—	—	(89.6)	(90.0)
At June 30, 2022	$1,630.8	$2,865.8	$196.2	$242.9	$4,935.7

Accumulated amortization and impairment charges
At December 31, 2020	$641.3	$715.2	$—	$8.8	$1,365.3
Amortization	80.7	96.6	—	—	177.3
Disposals	(4.5)	—	—	—	(4.5)
Impairment charge on Turkish assets	0.3	—	142.4	76.1	218.8
At December 31, 2021	$717.8	$811.8	$142.4	$84.9	$1,756.9
Amortization	42.7	40.2	—	—	82.9
Disposals	(1.2)	—	—	—	(1.2)
Impairment charge on Esperanza Project (note 10)	—	—	—	38.2	38.2
Sale of Esperanza Project (note 10)	(0.4)	—	—	(38.2)	(38.6)
At June 30, 2022	$758.9	$852.0	$142.4	$84.9	$1,838.2

Net carrying value
At December 31, 2021	$911.5	$1,819.4	$143.2	$234.4	$3,108.5
At June 30, 2022	$871.9	$2,013.8	$53.8	$158.0	$3,097.5
1.La Yaqui Grande commenced commercial production on June 20, 2022.

8	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT
The net carrying values by segment (refer to note 13 for determination of a segment) are as follows

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$667.3	$840.2	—	—	$1,507.5
Island Gold	110.0	906.2	53.8	—	1,070.0
Mulatos	90.8	267.4	—	—	358.2
Corporate and other	3.8	—	—	158.0	161.8
At June 30, 2022	$871.9	$2,013.8	$53.8	$158.0	$3,097.5

Young-Davidson	$686.8	$833.8	—	—	$1,520.6
Island Gold	115.4	876.4	24.2	—	1,016.0
Mulatos	106.1	109.2	119.0	—	334.3
Corporate and other	3.2	—	—	234.4	237.6
At December 31, 2021	$911.5	$1,819.4	$143.2	$234.4	$3,108.5
Other
The carrying value of construction in progress at June 30, 2022 was $91.1 million (December 31, 2021 - $175.4 million).

7.	OTHER NON-CURRENT ASSETS

	June 30, 2022	December 31, 2021
Investment tax credits	$29.9	$30.4
Esperanza Milestone Payments and silver stream (i)	23.0	—
Other	11.8	12.6
	$64.7	$43.0

(i) Esperanza Milestone Payments
Fair value of Milestone Payments and silver stream related to the sale of the Esperanza project to Zacatecas Silver on April 12, 2022. Refer to note 10 for further details.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2022	December 31, 2021
Trade accounts payable and accrued liabilities	$134.9	$137.6
Royalties payable	2.2	3.0
Share-based compensation liability	15.3	13.1
Current portion of decommissioning liability	3.2	3.3
Current portion of equipment financing obligations	0.4	0.4
	$156.0	$157.4

9	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT

9.	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares (Common Shares) without par value.

	Number of Shares	Amount
Outstanding at December 31, 2020	392,776,822	$3,702.9
Shares issued through:
Share-based compensation plans	40,000	0.3
Shares repurchased and cancelled	(1,583,562)	(14.9)
Dividend reinvestment plan	656,473	4.6
Outstanding at December 31, 2021	391,889,733	$3,692.9
Shares issued through:
Share-based compensation plans	122,251	1.0
Shares repurchased and cancelled (i)	(1,100,000)	(10.4)
Flow-through share financing (ii)	534,983	3.9
Dividend reinvestment plan (iii)	249,172	1.9
Cancellation of unexchanged shares	(5,428)	—
Outstanding at June 30, 2022	391,690,711	$3,689.3

(i) Normal Course Issuer Bid
In December 2021, the Company renewed its Normal Course Issuer Bid ("NCIB") permitting the purchase for cancellation up to 29,994,398 Common Shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2022.

During the six months ended June 30, 2022, the Company repurchased and canceled 1,100,000 Common Shares at a cost of $8.2 million or $7.41 per share. The Company recognized a $10.4 million reduction in share capital, and a gain of $2.2 million recognized within deficit.
(ii) Flow-through share financing
During the second quarter of 2022, the Company completed a Canadian Exploration Expense ("CEE") flow-through financing. The Company issued 534,983 Common Shares for gross proceeds of $5.8 million (CAD $7.5 million).
(ii) Dividend Reinvestment Plan
The Company allows existing shareholders to participate in a dividend reinvestment ("DRIP"). This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends or purchase common shares under the plan to a maximum of $20,000 per participant per fiscal year. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the six months ended June 30, 2022, the Company issued 249,172 shares pursuant to the DRIP, valued at $1.9 million.

10	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT
b) Stock options

The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2020	3,476,579	$6.80
Granted	1,165,147	9.38
Exercised	(40,000)	5.16
Outstanding at December 31, 2021	4,601,726	$7.47
Granted	634,727	9.53
Exercised	(122,251)	6.85
Outstanding at June 30, 2022	5,114,202	$7.74
During the six months ended June 30, 2022, the weighted average share price at the date of exercise for stock options exercised was CAD $11.04 (for the year ended December 31, 2021, the average share price when options were exercised was CAD $10.94 per share).
Stock options granted
During the six months ended June 30, 2022, the Company granted 634,727 stock options (six months ended June 30, 2021 - 1,165,147). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the six months ended:	June 30, 2022	June 30, 2021
Weighted average share price at grant date (CAD$)	9.53	9.38
Average risk-free rate	1.48%	0.78%
Average expected dividend yield	1.20%	1.30%
Average expected stock price volatility (based on historical volatility)	53%	57%
Average expected life of option (months)	54	54
Weighted average per share fair value of stock options granted (CAD$)	3.80	3.82
Stock options outstanding and exercisable as at June 30, 2022:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.00 - $6.00	540,000	3.75	0.55	540,000	3.75
$6.01 - $7.00	1,487,043	6.57	3.25	1,487,043	6.57
$7.01 - $8.00	776,155	7.62	4.52	504,764	7.62
$8.01 - $9.00	28,571	8.63	4.67	19,048	8.63
$9.01 - $10.27	2,282,433	9.48	5.12	870,940	9.48
	5,114,202	$7.74	4.00	3,421,795	$7.03

11	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT
c)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2020	1,968,591	864,845	1,234,018
Granted	724,984	165,772	490,034
Forfeited	(56,302)	—	(59,162)
Settled	(469,089)	(119,189)	(335,235)
Outstanding units, December 31, 2021	2,168,184	911,428	1,329,655
Granted	878,039	126,237	489,365
Forfeited/expired	(91,345)	—	—
Settled	—	—	(397,281)
Outstanding units, June 30, 2022	2,954,878	1,037,665	1,421,739
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.

d) Earnings per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Net earnings (loss)	$6.4	($172.5)	($2.1)	($121.3)
Weighted average number of common shares outstanding (in thousands)	391,761	392,759	391,837	392,762
Basic earnings (loss) per share	$0.02	($0.44)	($0.01)	($0.31)

Dilutive effect of potential common share equivalents (in thousands)	2,779	—	—	—

Diluted weighted average number of common shares outstanding (in thousands)	394,540	392,759	391,837	392,762
Diluted earnings (loss) per share	$0.02	($0.44)	($0.01)	($0.31)

The following table lists the equity instruments excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $9.90 and CAD $9.71 for the three and six months ended June 30, 2022 (CAD $10.44 and $10.31 for the three and six months ended June 30, 2021) or the inclusion of the equity securities had an anti-dilutive effect on net loss. For the periods in which the Company records a net loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

12	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT

	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
(thousands)	2022	2021	2022	2021
Stock options	45	4,601	5,114	4,601
(e) Dividends
During the six months ended June 30, 2022, the Company declared dividends totaling $19.5 million, of which $17.6 million were paid in cash (for the six months ended June 30, 2021 paid $17.2 million in cash). The remaining $1.9 million were issued in the form of common shares pursuant to the Company's DRIP (for the six months ended June 30, 2021 issued $2.4 million in shares pursuant to the DRIP).

10.	SALE OF ESPERANZA PROJECT

On February 28, 2022, the Company announced that it has entered into a binding agreement to sell its non-core Esperanza Gold Project (“Esperanza”) located in Morelos State, Mexico to Zacatecas Silver Corp. (“Zacatecas Silver”) for total consideration of up to $60 million (the “Transaction”). The Transaction closed on April 12, 2022 and is comprised of the following:

(i) $21 million of total consideration upon closing of the Transaction, including:
a.$5 million in cash;
b.$10 million of Zacatecas Silver shares; and
c.A silver metal stream in which Alamos is entitled to receive 20% of the silver produced from Esperanza at a cash price of 20% of the prevailing spot silver price, subject to a maximum of 500,000 ounces of silver delivered to the Company.

(ii) up to $39 million of additional consideration upon the completion of the following milestones ("Milestone Payments"):
a.$5 million within 60 days following Zacatecas Silver receiving approval of the Environmental Impact Assessment Report for Esperanza;
b.$14 million within 60 days of the earlier of (i) completion of a feasibility study on Esperanza, or (ii) Zacatecas Silver announcing a construction decision on Esperanza; and
c.$20 million within 180 days of commencement of commercial production from Esperanza.

As at March 31, 2022, the Company measured the Esperanza asset group at the lower of carrying value and fair value less costs to sell (“FVLCS”). The fair value of the expected purchase consideration was used as the basis for determining the asset group's fair value and an estimate of the disposal costs was used as the basis for the costs to sell. In performing this assessment, the Company concluded that the expected fair value less costs to sell of the Esperanza asset group was lower than its carrying value. As a result, the Company recognized a pre‐tax impairment loss of $38.2 million for the three months ended March 31, 2022, inclusive of $0.2 million of transaction costs incurred to date (net of tax – $26.7 million).

As part of the sale, the Company is entitled to receive additional consideration based on Esperanza achieving certain milestones. These proceeds are based on future events, which are not in the Company’s control. The Company must make a determination of the fair value of the Milestone Payments on the initial recognition date using the guidance in IFRS 13 Fair value measurement. Subsequent to the initial recognition, the Company will measure changes in the fair value through profit and loss. The determination of the fair value of such consideration requires the Company to make certain assumptions and estimate in relation to certain future events based on the current understanding of the facts and circumstances.

The Company valued the Milestone Payments and silver stream at $23.0 million based on the facts and circumstances at the time of sale. These Milestone Payments and silver stream will be revalued at each reporting date, based on the progression of the project. The Milestone Payments are recorded as other non-current assets (note 7) on the statement of financial position and are considered to be in level 3 of the fair value hierarchy (note 14).

13	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT

11.	OTHER GAIN (LOSS)

Other gains (losses) recorded in net earnings (loss)	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Unrealized gain (loss) on non-hedged derivatives	$6.9	($1.2)	$1.2	$0.1
Loss on disposal of assets	(0.4)	(0.1)	(0.5)	(0.6)
Severance costs related to Turkish Projects	—	(0.9)	—	(0.9)
Turkish Projects holding costs and arbitration costs	(1.3)	(0.8)	(2.0)	(0.8)
Other	0.2	(0.7)	(0.7)	(1.5)
	$5.4	($3.7)	($2.0)	($3.7)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital and income taxes received or paid:	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Amounts receivable	$3.8	$0.7	$4.0	$2.4
Inventory	(23.1)	(14.5)	(33.2)	(19.5)
Advances and prepaid expenses	0.5	4.2	0.7	2.7
Accounts payable and accrued liabilities	9.2	5.3	(4.2)	8.0
Income taxes paid	—	(6.2)	(1.3)	(24.4)
	($9.6)	($10.5)	($34.0)	($30.8)

Other items:	For three months ended		For six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Unrealized loss (gain) on non-hedged derivatives	($6.9)	$1.2	($1.2)	($0.1)
Reclamation activities	—	(0.5)	(0.1)	(0.8)
Credit facility standby fees	(0.5)	(0.5)	(1.0)	(1.0)
Distribution of share-based compensation	—	—	(3.5)	(2.3)
Interest received	0.3	0.5	0.5	0.9
Loss on disposal of assets	0.4	0.1	0.5	0.6
Other items	—	0.2	(0.2)	0.7
	($6.7)	$1.0	($5.0)	($2.0)

13.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines and significant development projects. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos mine operates in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

14	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT

For three months ended June 30, 2022
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$87.3	$68.8	$35.1	—	$191.2
Cost of sales
Mining and processing	39.1	21.0	29.1	—	89.2
Inventory net realizable value adjustment	—	—	22.3	—	22.3
Royalties	1.3	0.7	0.2	—	2.2
Amortization	19.4	10.3	8.5	—	38.2
	59.8	32.0	60.1	—	151.9
Expenses
Exploration	1.6	2.0	2.8	0.6	7.0
Corporate and administrative	—	—	—	6.2	6.2
Share-based compensation	—	—	—	0.4	0.4
Earnings (loss) from operations	$25.9	$34.8	($27.8)	($7.2)	$25.7
Finance expense					(1.3)
Foreign exchange gain					0.4
Other gain					5.4
Earnings before income taxes					$30.2

For the six months ended June 30, 2022
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$184.1	$112.5	$79.1	—	$375.7
Cost of sales
Mining and processing	80.8	37.9	65.9	—	184.6
Inventory net realizable value adjustment	—	—	22.3	—	22.3
Royalties	2.9	1.2	0.4	—	4.5
Amortization	40.7	17.1	18.2	—	76.0
	124.4	56.2	106.8	—	287.4
Expenses
Exploration	3.2	2.6	4.4	0.9	11.1
Corporate and administrative	—	—	—	12.3	12.3
Share-based compensation	—	—	—	6.7	6.7
Impairment charge		—	—	38.2	38.2
Earnings (loss) from operations	$56.5	$53.7	($32.1)	($58.1)	$20.0
Finance expense					(2.5)
Foreign exchange gain					0.4
Other loss					(2.0)
Earnings before income taxes					$15.9

15	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT

For the three months ended June 30, 2021
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$82.1	$61.1	$51.9	—	$195.1
Cost of sales
Mining and processing	41.1	15.6	25.4	—	82.1
Royalties	1.5	1.3	0.2	—	3.0
Amortization	18.7	8.7	14.4	—	41.8
	61.3	25.6	40.0	—	126.9
Expenses
Exploration	—	1.8	1.5	0.5	3.8
Corporate and administrative	—	—	—	6.3	6.3
Share-based compensation	—	—	—	2.3	2.3
Impairment charge	—	—	—	224.3	224.3
Earnings (loss) from operations	$20.8	$33.7	$10.4	($233.4)	($168.5)
Finance expense					(1.0)
Foreign exchange gain					0.5
Other loss					(3.7)
Loss before income taxes					($172.7)

For the six months ended June 30, 2021
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$168.2	$132.6	$121.7	—	$422.5
Cost of sales
Mining and processing	81.7	32.8	60.3	—	174.8
Royalties	2.8	2.7	0.6	—	6.1
Amortization	38.8	19.2	27.3	—	85.3
	123.3	54.7	88.2	—	266.2
Expenses
Exploration	—	2.4	3.3	1.0	6.7
Corporate and administrative	—	—	—	12.4	12.4
Share-based compensation	—	—	—	5.1	5.1
Impairment charge	—	—	—	224.3	224.3
Earnings (loss) from operations	$44.9	$75.5	$30.2	($242.8)	($92.2)
Finance expense					(2.0)
Foreign exchange gain					0.3
Other loss					(3.7)
Loss before income taxes					($97.6)
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation and discontinued operations.

16	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT
(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Young-Davidson	$1,645.6	$1,684.5	$329.4	$319.3
Island Gold	1,127.4	1,094.1	382.1	350.5
Mulatos [2]	593.9	539.2	141.3	155.0
Corporate/other [1]	218.9	303.7	32.9	61.1
Total assets and liabilities	$3,585.8	$3,621.5	$885.7	$885.9
1.Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation and discontinued operations.
2.Mulatos includes the La Yaqui Grande operation.

14.	FINANCIAL INSTRUMENTS
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at June 30, 2022. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

	June 30, 2022			December 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2
Financial assets (liabilities)
Fair value through profit or loss
Esperanza Milestone Payments and silver stream (note 10)	—	—	23.0	—	—
Gold options	—	1.7	—	—	0.5
Fair value through OCI
Equity securities	22.5	—	—	23.9	—
Currency hedging derivative instruments	—	1.1	—	—	2.6
Fuel options	—	1.8	—	—	0.4
	$22.5	$4.6	$23.0	$23.9	$3.5
The methods of measuring financial assets and liabilities have not changed during the six months ended June 30, 2022.
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
The non-recurring fair value measurement of the silver stream and Milestone Payments is based on unobservable inputs and are therefore classified within Level 3 of the fair value hierarchy. The determination of the fair value of the silver stream and Milestone Payments requires the Company to make certain estimates and judgements in relation to future events based on the current understanding of the facts and circumstances known to them. The fair value of the silver stream and Milestone Payments was determined using discounted cash flows based on significant inputs and assumptions such as internally derived discount rate, an estimate of timelines to realize the payments and a success probability factor. The discount rate for the milestone payments and silver stream were 6.75% and 10.75% respectively. Changes to these inputs and assumptions could have a significant impact on the measurement of the financial assets. Refer to note 10.

17	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT
Revolving Credit Facility
The Company has access to an undrawn credit facility (the "Credit Facility") of $500.0 million. The Credit Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts and matures on October 1, 2025.

The Credit Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2022, the Company is in compliance with the covenants.

Derivative Instruments

The fair value of derivative instruments is as follows:	June 30,	December 31,
	2022	2021
Derivatives designated as hedging instruments
Currency hedging derivative instruments	$1.1	$2.6
Fuel options	1.8	0.4
	$2.9	$3.0
Derivatives not designated as hedging instruments
Gold options	$1.7	$0.5

Currency derivative instruments
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
The effective portion of the changes in fair value of the hedging instrument for the three and six months ended June 30, 2022 recorded in accumulated other comprehensive income is:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021

Balance, beginning of the period	$7.2	$4.6	$4.0	$5.7
Unrealized (loss) gain on currency instruments	(5.2)	1.4	(0.5)	0.9
Less: realized loss (gain) on CAD currency instruments	0.2	(0.8)	—	(1.3)
Less: realized gain on MXN currency instruments	(0.6)	(0.8)	(1.0)	(1.3)
Deferred income tax related to hedging instruments	1.3	(0.4)	0.4	—
	$2.9	$4.0	$2.9	$4.0
For the three and six months ended June 30, 2022, the Company did not recognize any ineffectiveness on the hedging instruments.

18	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT
The outstanding contracts as at June 30, 2022, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2022	Collars	266.4	1.25	1.29
2022	Bought Puts	21.0	1.28	—
2023	Collars	216.0	1.27	1.34
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2022	Collars	990.0	20.94	23.69
2023	Collars	540.0	20.50	23.44
The fair value of these contracts was an asset of $1.1 million as at June 30, 2022 (December 31, 2021 - asset of $2.6 million).
Gold option contracts

As at June 30, 2022, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.

The following gold collar and forward contracts are outstanding as of June 30, 2022:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2022 [1]	Collars	79,800	$1,770	$2,073
Q1 2023 [1]	Collars	13,500	$1,767	$2,262
1.The Company also has 93,300 of sold put options at an average price of $1,611 per ounce that mature in the same period as the corresponding collars.
The fair value of these contracts was an asset of $1.7 million at June 30, 2022 (December 31, 2021 - asset of $0.5 million).
For the three and six months ended June 30, 2022, the Company realized a gain of $nil related to the settlement of option contracts which is recorded in operating revenues (for the three and six months ended June 30, 2021 the Company recorded a realized gain of $0.2 million and $0.5 million). The Company recorded an unrealized gain of $6.9 million and $1.2 million for the three and six months ended June 30, 2022 (for the three and six months and ended June 30, 2021 the Company recorded an unrealized loss of $1.2 million and a gain of $0.1 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Fuel contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which cash settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.

As at June 30, 2022, the Company has hedged 1,008,000 gallons of diesel at a range of $1.89 to $2.32 per gallon for 2022.
The fair value of these contracts was an asset of $1.8 million at June 30, 2022 (December 31, 2021 - $0.4 million).

For the three and six months ended June 30, 2022 the Company recorded a realized gain of $1.0 million and $1.5 million related to the settlement of fuel contracts which is recorded in cost of sales (for the three and six months ended June 30, 2021, the Company recorded a gain of $0.1 million and $0.2 million). For the three and six months ended June 30, 2022, the Company recorded an unrealized gain of $1.1 million and $2.9 million in accumulated other comprehensive income related to the fuel hedges (three and six months ended June 30, 2021, the Company recorded an unrealized gain of $0.2 million and $0.4 million).

19	Alamos Gold Inc.

Q2 2022 FINANCIAL REPORT

15.	COMMITMENTS
Capital commitments
    As of June 30, 2022, the Company has $65.3 million in committed capital purchases (December 31, 2021 - $123.8 million).
Royalties
At the Mulatos Mine, the Company pays a royalty obligation to the Mexican government, a 0.5% Extraordinary Mining Duty, which totaled $0.2 million and $0.4 million for the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 - $0.2 million and $0.6 million).
The Company pays a 1.5% net smelter royalty on production from the Young-Davidson mine. For the three and six months ended June 30, 2022, the Company recorded a royalty expense of $1.2 million and $2.7 million (three and six months ended June 30, 2021 - $1.4 million and $2.5 million). In addition, other royalties related to production totaled $0.1 million and $0.2 million for the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 - $0.1 million and $0.3 million).
At the Island Gold mine, the Company pays an approximate 2.2% net smelter royalty on production from a range of claims on the property. For the three and six months ended June 30, 2022, the Company recorded a royalty expense of $0.7 million and $1.2 million (three and six months ended June 30, 2021 - $1.3 million and $2.7 million).

20	Alamos Gold Inc.